Annual General Stockholders’ Meeting Consolidated summarized remote voting map According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter, central depositary and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Annual General Stockholders’ Meeting to be exclusively held online on April 28, 2026, 11:00 am., with the purpose to:

Annual General Stockholders’ Meeting

Annual General Stockholders’ Meeting São Paulo-SP, April 27, 2026. Gustavo Lopes Rodrigues Investor Relations Officer